ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 23, 2007

07025665

Securities and Exchange Commiss
Division of Corporation Finance
Office of International Corporate F...
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
July 23, 2007 (ASX – Notice of Meeting – General Meeting of Shareholders August 30, 2007)

dlw 8/3

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

NOTICE OF MEETING

Notice is hereby given that a General Meeting of the Shareholders of First Australian Resources Limited will be held at 10.30am on Thursday 30 August 2007 at the Royal Perth Yacht Club, Australia II Drive, Crawley, Western Australia.

ORDINARY BUSINESS

1 Ratification of Previous Issue of Shares

To consider and, if thought fit, pass the following resolution (with or without amendment) as an ordinary resolution:

"That for the purposes of Listing Rule 7.4 of the Listing Rules of Australian Stock Exchange Limited and all other purposes, the members of the Company hereby ratify and approve the recent allotment and issue of 62 million ordinary fully paid shares ("**Shares**") on the terms and conditions set out in Section 1 of the Explanatory Statement accompanying this Notice."

> The Company will disregard any votes cast on this resolution by any person who participated in the issue and any associate of any such person. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the board

ALBERT EDWARD BRINDAL
Company Secretary

Perth
23 July 2007

Explanatory Statement

This notice of General Meeting should be read in conjunction with the accompanying Explanatory Statement, which forms part of this Notice of General Meeting.

Voting Entitlement

Pursuant to regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each shareholder for the purposes of ascertaining the voting entitlements for the General Meeting will be as it appears in the Share Register at 5.00 pm (WST) on 28 August 2007.

Proxies

A shareholder has the right to appoint a proxy, who need not be a member of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. The Proxy Form must be deposited at the Company's Registered Office, Level 1, 87 Colin Street, West Perth, WA, 6005 or by facsimile to the Company on (08)-9322-5116.

ACN 009 117 293

EXPLANATORY STATEMENT

1. Introduction

This Explanatory Statement has been prepared for the information of members of First Australian Resources Limited ("**FAR**" or "**Company**") in connection with the business to be conducted at the General Meeting of members to be held at the Royal Perth Yacht Club, Australia II Drive, Crawley, Western Australia on Thursday 30 August 2007 at 10.30am.

This Explanatory Statement should be read in conjunction with the accompanying Notice of Meeting. The purpose of the Explanatory Statement is to provide shareholders with information that the Board believes to be material to shareholders in deciding whether or not to approve the above resolutions. The resolution has the support of the Board.

Resolution 1 – Ratification of Previous Placement.

During June 2007, the Company placed 62 million shares to raise funds for exploration and additional working capital. The securities were placed to clients of Hartley's Limited.

The 62 million shares were issued at an issue price of 14.0 cents each. The offer raised $8,680,000 before costs. The funding will further strengthen the Company and provide additional funds for an aggressive exploration program over its world class portfolio the highlights of which include:

- Interpretation of data acquired from a 2,089 sq km 3D seismic survey over Deep Water Offshore Senegal blocks to further refine prospects and leads (including large turbidite fans) identified on earlier 2D seismic by JV partner Senegal Hunt Oil Company, a number of which are capable of hosting several hundreds of millions of barrels of oil;

- Progressing development plans on the Wei 6-12 South Discovery Offshore China (which tested 5,750 barrels of oil per day) and a 4-6 well drilling program of 3D defined targets commencing in November 2007;

- A two well back to back wildcat program in Australia's onshore Canning Basin commencing early August 2007 to be operated by Arc Energy Limited evaluating Stokes Bay (80BCF potential) and Valentine (up to 200 million barrel potential);

- Multiple wells planned in the Gulf of Mexico where FAR is enjoying a 100 percent completion rate in its 2007 program; and

- A planned 50 sq mile (80 sq km) 3D seismic acquisition program at NE Waller in the Gulf Coast on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids.

The purpose of seeking shareholder approval of this Share issue (which has already been made) is to ratify the issue so as to reinstate the maximum limit under the Listing Rules on the number of Equity Securities that FAR may issue in any 12 month period without shareholder approval.

The shares that have been issued under the share issue rank pari passu with FAR's existing Shares on issue.

GLOSSARY OF TERMS

In this Explanatory Memorandum the following expressions have the following meanings:

"Associate" has the meaning given to it by Division 2 of Part 1.2 of the Corporations Act.

"ASX" means Australian Stock Exchange Limited.

"Business Day" has the meaning ascribed to that term in the Listing Rules.

"FAR" means First Australian Resources Limited **ACN 009 117 293.**

"Directors" means the Directors of FAR from time to time.

"Listing Rules" means the listing rules of ASX.

"Meeting" means the general meeting of shareholders of FAR convened by this Notice.

"Notice" or **"Notice of Meeting"** means the notice of general meeting which accompanies this Explanatory Memorandum.

"Resolution" means the proposed resolution referred to in the Notice of Meeting.

"Share" means a fully paid ordinary share in the capital of FAR.

FIRST AUSTRALIAN RESOURCES LIMITED
ABN 41 009 117 293

Please return your Proxy forms no later than 10:30 am 28 August 2007 to:
First Australian Resources Limited
PO Box 703
West Perth WA 6872

APPOINTMENT OF PROXY

If you would like to attend and vote at the General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of First Australian Resources Limited and entitled to attend and vote hereby appoint:

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate. ☐

If the proxy form is signed but no proxies are named it will be taken to mean that the Chairman of the Meeting is appointed to the Member's proxy to vote for the Member on the Member's behalf at the General Meeting of the Company to be held at the Royal Perth Yacht Club, Australia II Drive, Crawley, W.A. on Thursday 30 August 2007 at 10:30am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

If you do not wish to direct your proxy how to vote please place a mark in the box below. By marking the box, you acknowledge that, (except to the extent that the Listing Rules may require otherwise), the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and the votes cast him other than as proxy will be disregarded because of that interest. **The Chairman intends to vote any undirected proxies in favour of the resolutions.**

☐

B **To direct your proxy how to vote on any resolution please insert** X **in the appropriate box below.**

	For	Against	Abstain*
Resolution 1 [To ratify and approve the allotment and issue of securities]	☐	☐	☐

*If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITY HOLDERS – THIS MUST BE COMPLETED**

Security holder 1 (individual)	Joint Security holder 2 (individual)	Joint Security holder 3 (individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the security holder. If a joint holding, either security holder may sign. If signed by the security holder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the security holder's constitution and *Corporations Act 2001* (Cwlth).

First Australian Resources Limited advises that Chapter 2C of *the Corporations Act 2001* requires information about you as a security holder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting First Australian Resources Ltd at the address shown on this form. Our privacy policy is available on our website (www.far.com.au).

REGISTERED OFFICE
LEVEL 1, 87 COLIN ST
WEST PERTH, WA 6005

ADDRESS ALL CORRESPONDENCE TO:
ADVANCED SHARE REGISTRY SERVICES
PO BOX 1156 NEDLANDS WA 6909

FIRST AUSTRALIAN RESOURCES LIMITED ABN 41 009 117 293

SHAREHOLDER REPORTS - ELECTION FORM

Shareholder Report Requests

Recent amendments to the Corporations Act have changed the obligations of companies regarding the provision of Reports to shareholders. These changes have the potential to generate significant savings to First Australian Resources Limited in relation to Report production and distribution costs.

In this form we are asking shareholders if they wish to continue receiving hard copy Reports in the mail.

You only need to complete the form if you wish to receive hard copy reports. If you don't complete the form you can still access reports and other documents online at our website www.far.com.au .

Please mark "X" in the box below if you **wish** to receive a report from the Company

Annual/Half-yearly/Quarterly Report ☐

Please note where an "X" is not marked, the report will not be mailed to you.

Tax file Numbers (TFN) or Exemptions*		Please complete this Section if you wish to provide your TFN or Exemption. **If you have previously provided your TFN, please disregard this section**	
Shareholder Name(s)	**Tax File Number OR TFN Code**	**Investor Entity Type**	**Non-Resident Country**
Investor Entity Type			
I Individual D Deceased individual	C Corporation P Partnership	T Trust S Superannuation fund	G Govt organization O Other non-individual
If a tax file number is not needed due to an exemption, then a TFN Code **MUST** be specified.			
* TFN is not compulsory, however by quoting your tax file number you will avoid being taxed at a higher rate.			

SIGNED

Individual or First Shareholder	**Shareholder 2**	**Shareholder 3**
Director/Company Secretary	Director	Sole Director/Company Secretary

DATED this ________ **day of** ________ **2007**

END